Exhibit 99.1

ASX ANNOUNCEMENT

May 10th, 2010

All of GTG’s Core Non-Coding DNA Patent Claims

Upheld in Full by US Patent and Trademark Office

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has received formal notification from the United States Patent and Trademarks Office (USPTO) that it has upheld, without amendment, all of the claims which formed the basis of the re-examination action (ASX announcement June 30th, 2009) of the Company’s core 5,612,179 (the “‘179”) non-coding deoxyribonucleic acid (DNA) patent.

All of the claims of the US ‘179 patent are valid, intact and enforceable

GTG presented significant evidence establishing to the satisfaction of three seasoned examiners the inventive nature of all challenged methods claimed in the ‘179 patent.  “This is the best possible result for the Company,” said Dr. Paul MacLeman, Chief Executive Officer of GTG.  “We were not expecting to hear back from the USPTO so soon.  The USPTO’s blanket rejection of all of the arguments put forward by our challengers reinforces the strength of the patent.”

USPTO confirmation of all challenged claims unchanged occurs in only 26% of re-examination actions requested by a third party.  In 61% of cases, claims are changed and, in 13% of cases, all claims are cancelled.  In addition, such actions often take considerably longer to be resolved.

Success in previous legal actions

In addition to this success with the USPTO, the ‘179 patent has previously been challenged in both US and German courts.  Both of these cases settled on terms favorable to Genetic Technologies, with no narrowing or alterations to the patents.

GTG’s United States Patent Assertion Program

“This result is ideal timing for GTG in light of the Company’s recent announcement of its new US Assertion Program,” said Dr. MacLeman.  “All of the claims of the ‘179 will now be available for assertion against those parties employing the technology.”

GTG announced to the Market on February 16th 2010 that it had initiated a formal patent assertion program in association with Sheridan Ross PC by filing a patent infringement suit against nine counter-parties in the US District Court, Western District of Wisconsin.  These additional claims will now be available for these, and any future assertion targets.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (DeoxyriboNucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species.  Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040